

May 24, 2019

Svend Anton Maier
Chief Executive Officer
Borr Drilling Limited
S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda

> **Re: Borr Drilling Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted April 30, 2019**
> **CIK No. 0001715497**

Dear Mr. Maier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Note on the Presentation of Information, page iii

1. We note your statements here that you have not "independently verified the accuracy, correctness or completeness" of data from third party sources and that you "therefore caution investors not to place undue reliance on such data." We further note your statement at page 75 that "no guarantee is given as to [the] accuracy, correctness or completeness" of such data. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.

Prospectus Summary
Our Competitive Strengths, page 2

2.	Please balance your competitive strengths and business strategies disclosure regarding your "strong balance sheet" and "lower debt levels when compared to many of [y]our industry peers" by addressing your net losses for the last two fiscal years and the going concern opinion of your auditor. Please also include risk factor disclosure addressing the risks associated with your auditor's going concern opinion.

Recent Developments
Reverse Share Split, page 5

3.	We note that you intend to effect a reverse share split. If the stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information throughout the filing.

Our information technology systems are subject to cybersecurity risks . . . ., page 24

4.	We note your disclosure that you "have been subject to cyberattacks" and "have been targeted by parties using fraudulent 'spoof' and 'phishing' emails and other means to misappropriate information or to introduce viruses or other malware through 'trojan horse' programs to [y]our computers." Please revise to discuss any material cybersecurity incidents and quantify the related costs that you have incurred and reasonably expect to incur here or elsewhere, as appropriate. Alternatively, please confirm that you have not experienced any material cybersecurity attacks or breaches.

Use of Proceeds, page 44

5.	We note you plan to use the net offering proceeds "for general corporate purposes, which may include funding future mergers, acquisitions or investments in complementary businesses" and "repayment of indebtedness." Please disclose whether you have identified any potential mergers, acquisitions, or investments in complementary businesses and confirm that there are no current specific plans to use the net proceeds to repay debt.

Unaudited pro forma financial information, page 52

6.	The line item 'Gain from bargain purchase' is referenced to pro forma adjustment 1(a). It appears such reference should be to 1(c). Please revise as necessary.

Pro forma adjustments, page 53

7.   In your explanation of adjustment 1(d) you state that impairment charge of $187.6 million is considered to be a non-recurring transaction and therefore not appropriate to be reflected in these pro forma combined statement of operations. Please demonstrate how this adjustment is directly attributable to the transaction and explain why an impairment charge would not have been appropriate absent the acquisition. Please refer to Article 11-02 of Regulation S-X for further guidance.

Operational Measures, page 56

8.   We note that your fleet status report references numerous contract end dates and all expire by 2021. Please demonstrate how the measure of 'Total Contract Backlog (in contracted rig years)' is calculated and clarify and disclose if this measure is intended to imply that Total Contract Backlog will be recognized over 14.2 years.

9.   Please demonstrate how the measures identified as 'Technical Utilization' and "Economic Utilization' are calculated. As part of your response please include the underlying data included in the numerator and denominator, and explain how each amount is determined.

Management's discussion and analysis of financial condition and results of operations
Results of Operations, page 63

10.   Please tell us, and disclose if material, the separate amount of rig operating and maintenance expenses.

Certain Relationships and Related Party Transactions
Agreements and Other Arrangements with Schlumberger, page 115

11.   We note your disclosure regarding your Collaboration Agreement with Schlumberger. Please further describe the material terms of this agreement, including the obligations of the parties, its term, any consideration, and termination provisions. In addition, please clarify whether the parties have entered into any "integrated, performance-based drilling contracts." Finally, please file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Share Capital
Implications of Being an Emerging Growth Company, page 121

12.   We note your registration statement cover page indicates that you have elected not to use the extended transition period for complying with new or revised financial accounting standards allowed under Section 107(b)(2) of the JOBS Act. This disclosure is inconsistent with statements in this section that indicate that you have elected to use this extended transition period. Please revise to make these disclosures consistent. In addition,

Svend Anton Maier
Borr Drilling Limited
May 24, 2019
Page 4

please expand your risk factor entitled "If we fail to comply with requirements relating to being a public company in the United States . . . ." to address your election and the related risks. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.

Exhibits

13.   Please file your DC Revolving Credit Facility and Guarantee Facility, your Bridge Facility, and the agreements related to your PPL Financing as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

General

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: James A. McDonald